FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

April 27, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No  ☒

MTS Announces its AGM Date and

Nominations for the Company’s Board of Directors

Moscow, Russia – April 27, 2006 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces the date of its annual general meeting of shareholders and the nominees for the Company’s Board of Directors.

On April 24, 2006 MTS’ Board of Directors (BoD) set the date for the Company’s annual general meeting of shareholders (AGM) for June 23, 2006. The record date(1) for the Company’s shareholders entitled to participate in the AGM and to receive dividends for 2005(2) has been set for May 6, 2006.

The number of members of the BoD will remain unchanged at seven. In line with the schedule provided for by MTS’ Charter, the Company’s shareholders have proposed the following nominees for election to its BoD:

From Sistema:

•                  Alexey Buyanov, Senior Vice President, Sistema;

•                  Alexander Gorbunov, Head of the Corporate Development Department, Sistema;

•                  Vladimir Lagutin, Member of the Board of Directors of Sistema and Sistema Telecom;

•                  Sir Peter Middleton GCB, independent member of MTS’ BoD;

•                  Helmut Reuschenbach, independent member of MTS’ BoD;

•                  Sergey Schebetov, General Director, Sistema Telecom;

•                  Vassily Sidorov, member of MTS’ BoD.

From Invest-Svyaz Holding:

•                  Sergei Drozdov, Director and First Vice President of Sistema and Chief of the Property Complex;

•                  Leonid Melamed, acting President and CEO of MTS;

•                  Evgeny Utkin, CEO of SITRONICS.

There were no nominations to the Company’s BoD from other shareholders.

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For further information contact:
Mobile TeleSystems, Moscow	tel: +7 495 223 2025
Investor Relations	e-mail: ir@mts.ru

(1)          If the agenda includes issues on which voting may, in accordance with the legislation of the Russian Federation, give rise to a Shareholder’s right to demand that the Company redeems shares owned by the particular Shareholder, the Board of Directors shall also determine: 1) the price to be paid for redeemed shares, corresponding to the market value thereof, determined in accordance with current legislation; 2) the procedure and periods for effecting the redemption.

(2)          MTS’ BoD will decide on the recommended size of dividends for 2005 to be approved by the AGM at its meeting in May.

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 61.05 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of approximately 233.1 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Leonid Melamed
Name: Leonid Melamed
Title: Acting CEO

Date:  April 27, 2006